Exhibit 21

Subsidiaries of Entegris, Inc.

Name of Subsidiary	Jurisdiction
Atcor-JCS Pte Ltd.(1)	Singapore
Fluoroware Jamaica Ltd.	Jamaica
Entegris Asia LLC	Delaware
Entegris Singapore Pte. Ltd.	Singapore
Entegris Pte. Ltd.	Singapore
Entegris Korea Ltd.	South Korea
Entegris Pacific Ltd.	Delaware
Entegris (Shanghai) Microelectronics Trading Company Ltd.	Peoples Republic of China
Entegris (Shanghai) Microelectronics Company Ltd.	Peoples Republic of China
Entegris International Holdings B.V.	The Netherlands
Entegris GmbH	Germany
Entegris (UK) Ltd.	United Kingdom
Entegris Ireland Ltd.	Ireland
Entegris SAS	France
Entegris Cleaning Process (ECP) SAS	France
Nihon Entegris K.K.	Japan
Entegris Malaysia Sdn. Bhd.	Malaysia
Entegris Netherlands, Inc.	Minnesota
Entegris Precision Technology Corp.(2)	Taiwan

(1)	Denotes a joint venture company of which registrant owns 70% of the voting equity
(2)	Denotes a joint venture company of which registrant owns 50% of the voting equity